UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 4, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:June 4, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report - May 2018

Mumbai, June 4, 2018 : Pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, enclosed herewith is the report on production, domestic sales and exports of the Company which will be released to the Society of Indian Automobile Manufacturers (SIAM), the content of which is self-explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for May 2018

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAY 2017	MAY 2018	MAY 2017	MAY 2018	MAY 2017	MAY 2018
Micro	NANO	343	11	355	20	24	0
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT, TIAGO, TIGOR	10627	11414	9439	11496	22	9
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	0	0	0	0	0	0
UV1	SUMO, NEXON	150	5244	94	4855	22	70
UV2	SAFARI, SUMO GRANDE, MOVUS	320	558	240	304	20	0
UV3	ARIA, HEXA	1165	1051	727	814	1	0
V1	VENTURE	0	0	0	0	0	0
V2	ACE MAGIC, MAGIC IRIS	1166	378	1644	1713	0	47
N1- A1	ACE, ACE EX, ACE Zip	6645	12923	6731	11517	583	338
N1- A2	Super ACE, TATA207, XENON, Winger DV	2877	3498	3841	4050	716	1046
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	26	80	65	98	2	0
M2- A2	Winger 14 seats, SFC407, CityRide	66	349	203	383	64	7
N2- A1	SFC407, LPT407	878	890	1395	1524	254	53
N2- A2	SFC709, LPT709	658	1096	223	388	159	174
N2- A3	LPT9109	143	866	95	1063	132	172
N2- A4	LPT1109	113	662	655	1131	106	319
M3- A2	LP709, SFC410, LP410	1131	1368	1143	1323	153	200
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	556	652	636	830	233	45
M3- C2	LPO1512, LPO1612, Starbus, Divo	330	505	453	362	252	200
N3- A1	LPT1613, LPK1616, SK1613	1459	3466	1321	1414	781	743
N3- B1(a)	LPT2518, LPK2518	602	2759	1879	3188	293	96
N3- B1(b)	LPT3118	506	6457	1750	4794	2	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	266	440	248	24	17
N3-B2(d)	LPS4018, LPS4023	31	1649	1132	1404	100	160
N3- B2(e)	LPS4928	2	1387	0	1376	2	3

Note : The above figures have not been independently verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited (BSE: TATAMOTORS), a USD 45 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. Part of the USD 100 billion Tata group, Tata Motors is India's largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India's market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With 'Connecting Aspirations' at the core of its brand promise, the company's innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, the UK, Italy and Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.